EXHIBIT 23.1

[KPMG LLP Letterhead]

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Macquarie Infrastructure Company LLC:

We consent to the use of our reports with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting incorporated by reference herein.  Our reports refer to a change in presentation of comprehensive income (loss) due to the adoption of ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, and a change in method of accounting for testing goodwill for impairment due to the adoption of ASU No. 2011-08, Intangibles-Goodwill and Other (Topic 350): Testing Goodwill for Impairment, in 2011.

/s/KPMG LLP

Dallas, Texas
May 29, 2012